VIVIC CORP.

187 E. Warm Springs Road, PMB#B450

Las Vegas, NV 89119

November 13, 2020

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

Re: Response to Vivic Corp. Form 10-KT for the Transition Period from May 1, 2019 to December 31, 2019, Filed April 2, 2020; Amendment No. 1 to Form 10-KT, Filed May 15, 2020, File No. 333-219148

Dear Sir or Madam,

Per your comment letter dated November 3, 2020 regarding our Form 10-KT filed on April 2, 2020, we are submitting the responses as set forth below:

Form 10-KT/A for the Transition Period from May 1, 2019 to December 31, 2019

Cover, page 1

1.We note that you have used an outdated version of Form 10-K. Please use the most current version of all Exchange Act forms in your future filings.

Response:

We have filed an Amendment No.2 to the Form 10-KT and used the most current version.

Item 9A. Controls and Procedures, page 31

2. Please amend this filing to provide management’s annual report on internal control over financial reporting. Refer to Item 308 of Regulation S-K. We remind you that your amended filing should include updated certifications that are currently dated and make reference to the amended filing.

Response:

We have filed an Amendment No.2 to the Form 10-KT and included  a management’s annual report on internal control over financial reporting.

Signatures, page 36

3. Please revise to have your principal executive officer, principal financial officer, controller or principal accounting officer, and at least the majority of the board of directors sign the report in their individual capacities. These signatures should appear in a second signature block of the signature section. If someone has signed in more than one capacity, indicate each capacity in which he or she has signed. Refer to Instruction (D)(2) to Form 10-K.

Response:

We have filed an Amendment No.2 to the Form 10-KT and each of our Chief Executive Officer, Chief  Financial Officer, and board directors has signed the report in their individual capacities.

For any additional comment or question, please feel free to contact me or our US legal counsel office at: Bernard & Yam, LLP, Attention: Bin Zhou, Esq., 140-75 Ash Avenue, Suite 2D, Flushing, NY 11355. Phone: 212-219-7783  Fax: 212-219-3604  Email: binzhou@bernardyam.com.

Thanks.